Exhibit 99.1

MICROSOFT CORPORATION

DEFERRED COMPENSATION PLAN

(Restated as of January 1, 2006)

1. Purpose.

The purpose of the Microsoft Corporation Deferred Compensation Plan (the “Plan”) is to further the long-term growth of Microsoft Corporation (the “Company”) by allowing selected Company executives to defer receipt of certain compensation in order to keep their financial interests aligned with the Company and provide them with a long-term incentive to continue employment with the Company.

The Plan was formerly known as the 1998 Microsoft Corporation Stock Option Gain and Bonus Deferral Program. The name of the Plan has been changed pursuant to this January 1, 2006 restatement.

This Plan is intended (1) to comply with section 409A of the Internal Revenue Code, as amended (the “Code”) and official guidance issued thereunder (except with respect to amounts covered by Appendix B), and (2) to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974. Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated and administered in a manner consistent with these intentions.

2. Effective Date.

The Plan was effective November 18, 1998. This restatement of the Plan is effective January 1, 2006.

3. Definitions.

Account – means a bookkeeping account established by the Company for each Participant electing to defer Eligible Income under the Plan, which may include sub-accounts for different types of Eligible Income deferred and for amounts payable at different times and/or payable in different forms.

Acquisition Retention Bonus – means a bonus provided to a Newly Hired Eligible Employee who continues employment with the Company or a Designated Subsidiary after the acquisition of a business by the Company or a Designated Subsidiary.

Acquisition Signing Bonus – means a bonus provided to a Newly Hired Eligible Employee upon acceptance of an offer to continue employment with the Company or a Designated Subsidiary after the acquisition of a business by the Company or a Designated Subsidiary.

Affiliate – means any corporation or other entity that is treated as a single employer with the Company under Code section 414.

Annual Base Salary – means the regular annual base salary paid to an Eligible Employee.

Annual Review Bonus – means the amount payable to an Eligible Employee as an annual bonus.

Board – means the Board of Directors of Microsoft Corporation.

Code – means the Internal Revenue Code of 1986, as amended.

Company – means Microsoft Corporation.

Designated Subsidiary – means a subsidiary of the Company that has been approved for participation in the Plan by the VP – HR. A listing of the Designated Subsidiaries is in Appendix A.

Disabled – means:

(a) A Participant (1) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (2) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the participant’s employer.

(b) The Plan Administrator, in its complete and sole discretion, shall determine whether a Participant is Disabled. The Plan Administrator may require that the Participant submit to an examination on an annual basis, at the expense of the Company, by a competent physician or medical clinic selected by the Plan Administrator to assist in determining whether the Participant is Disabled. On the basis of such medical evidence, the determination of the Plan Administrator as to whether or not the Participant is Disabled (or whether he continues to be Disabled) shall be conclusive.

Eligible Employee – means:

(a) An Employee of the Company or a Designated Subsidiary working in the U.S. at the Company’s stock level 68 or above.

(b) An Employee meeting the criteria of subsection (a) will not fail to be considered an Eligible Employee solely as a result of being on paid or unpaid leave.

Eligible Income – means compensation which may be deferred under the Plan, as from time to time determined by the Plan Administrator, including without limitation (1) Regular Enrollment Compensation and (2) New Hire Enrollment Compensation.

Employee – means an individual who is a regular employee on the U.S. payroll of the Company or its Affiliates. The term “Employee” shall not include a person hired as an independent contractor, leased employee, consultant, or a person otherwise designated by the Company or an Affiliate as not eligible to participate in the Plan, even if such person is determined to be a common law employee of the Company or an Affiliate by any governmental or judicial authority.

ERISA – means the Employee Retirement Income Security Act of 1974, as amended.

Initial Hire Date – means the date an Employee first becomes employed by the Company or a Designated Subsidiary. In the case of an individual who first becomes an Employee upon the acquisition of a business by the Company or a Designated Subsidiary, the Employee’s “Initial Hire Date” shall be his transfer date.

Investment Options – means a set of investment options, which may include investment options offered under the 401(k) Plan, and which are from time to time determined by the Plan Administrator and used to credit earnings, gains, and losses on Account balances.

Key Employee – means a “specified employee” under Code section 409A(a)(2)(B)(i) (i.e., a key employee (as defined under Code section 416(i) without regard to paragraph (5) thereof) of a corporation any stock of which is publicly traded on an established securities market or otherwise). Key Employees shall be determined in accordance with Code section 409A, using a December 31 identification date.

New Hire Enrollment Compensation – means compensation for a Newly Hired Eligible Employee which is from time to time determined by the Plan Administrator, including without limitation a (1) New Hire Signing Bonus, (2) Acquisition Retention Bonus, and (3) Acquisition Signing Bonus.

New Hire Signing Bonus – means a bonus provided to a Newly Hired Eligible Employee upon acceptance of an offer of employment with the Company or a Designated Subsidiary.

Newly Hired Eligible Employee – means an individual hired by the Company or a Designated Subsidiary who meets the criteria for an Eligible Employee on his Initial Hire Date.

Open Enrollment – means the period during each Plan Year when Eligible Employees may elect to defer amounts under the Plan. Open Enrollment shall be held during the month of December of each Plan Year.

Participant – means an Eligible Employee who elects to defer Eligible Income under the Plan.

Performance-Based Compensation – means “performance-based compensation” as defined under Code section 409A.

Plan – means the Microsoft Corporation Deferred Compensation Plan, as amended from time to time.

Plan Administrator – means the Compensation Committee of the Board, or its delegate or delegates appointed to administer the Plan.

Plan Year – means the 12-month period from January 1 to December 31.

Regular Enrollment Compensation – means compensation which is from time to time determined by the Plan Administrator, including without limitation (1) Annual Base Salary, and (2) Annual Review Bonus.

Retirement – means a Separation from Service after attaining Retirement Age.

Retirement Age – means the date on which a Participant has (1) attained age fifty-five (55) and completed ten (10) years of service with the Company and its Affiliates, or (2) attained age sixty-five (65) while employed by Company and its Affiliates.

Separation from Service – means a “separation from service” with the Company and its Affiliates within the meaning of Code section 409A.

VP – HR – means the senior officer in charge of the Human Resources department, currently the Corporate Vice President of Human Resources.

401(k) Plan – means the Microsoft Corporation Savings Plus 401(k) Plan.

4. Participation.

4.1 An Eligible Employee becomes an active Participant in the Plan on the date he first enrolls in the Plan by electing to defer all or any portion of his Eligible Income. An Eligible Employee may enroll in the Plan during Open Enrollment in accordance with Section 5.1(b)(i). A Newly Hired Eligible Employee may enroll before his Initial Hire Date in accordance with 5.1(b)(ii).

4.2 An Eligible Employee who has been an active Participant under the Plan will cease to be a Participant on the date his Account is fully distributed.

5. Participant Accounts.

5.1 Elections to Defer Eligible Income.

(a) Initial Deferral Election. An Eligible Employee may make an irrevocable election to defer the following types of Eligible Income in one (1) percent increments up to the specified maximum percentages:

(i) An Eligible Employee may elect to defer up to 50% of his Annual Base Salary.

(ii) An Eligible Employee may elect to defer up to 100% of an Annual Review Bonus.

(iii) An Eligible Employee may elect to defer up to 90% of New Hire Enrollment Compensation.

Eligible Employees are not permitted to defer gains on the exercise of a stock option under the Plan after December 31, 2005.

(b) Time and Manner of Making an Initial Election.

(i) An Eligible Employee may make an election to defer one or more types of Regular Enrollment Compensation during the Open Enrollment period that begins in the Plan Year preceding the Plan Year in which the Regular Enrollment Compensation begins to be earned. A deferral election shall be made in accordance with procedures established by the Plan Administrator. An Employee’s election during an Open Enrollment period will not be given effect if the Employee ceases to be an Eligible Employee by December 31 of the year in which the Open Enrollment period occurs.

(ii) A Newly Hired Eligible Employee may make an election to defer one or more types of New Hire Enrollment Compensation in accordance with procedures established by the Plan Administrator, provided such election occurs by 5 pm on his Initial Hire Date and such election shall only apply to amounts earned after the election is filed. A Newly Hired Eligible Employee may make an election to defer Regular Enrollment Compensation during the Open Enrollment period that follows or coincides with his Initial Hire Date.

(c) Performance-Based Compensation. Notwithstanding the rules in subsection (b), if the Plan Administrator, in its sole discretion, determines that Eligible

Income constitutes Performance-Based Compensation that is based on services performed over a performance period of at least twelve (12) months, the Plan Administrator will establish procedures under which an Eligible Employee may elect to defer such Performance-Based Compensation, but such election must be made no later than six (6) months before the end of the performance period.

(d) Cancellation Upon Withdrawal. If a Participant receives a hardship withdrawal under the 401(k) Plan or a withdrawal upon an unforeseeable emergency under Section 6.6, the Participant’s deferral election for the Plan Year in which the withdrawal occurs shall be cancelled.

(e) U.S. Payroll Requirement. Eligible Income will only be deferred under a Participant’s deferral election if the Participant is on the U.S. payroll of the Company or its Affiliates at the time the amount would have otherwise been paid to the Participant.

5.2 Crediting of Deferrals. Eligible Income deferred by a Participant under the Plan shall be credited to the Participant’s Account as soon as practicable after the amounts would have otherwise been paid to the Participant.

5.3 Vesting. A Participant shall at all times be one-hundred (100) percent vested in any amounts credited to his Account.

5.4 Investments and Earnings. The Company shall periodically credit gains, losses and earnings to a Participant’s Account, until the full balance of the Account has been distributed. Amounts shall be credited to a Participant’s Account under this Section based on the results that would have been achieved had amounts credited to the Account been invested as soon as practicable after crediting into the Investment Options selected by the Participant. The Plan Administrator shall specify procedures to allow Participants to make elections as to the deemed investment of amounts newly credited to their Accounts, as well as the deemed investment of amounts previously credited to their Accounts. Nothing in this Section or otherwise in the Plan, however, will require the Company to actually invest any amounts in such Investment Options or otherwise.

5.5 Employment Taxes. The Participant’s share of FICA and FUTA taxes owed on Eligible Income the Participant elects to defer shall be deducted from other compensation payable to the Participant.

6. Distribution of Account Balances.

6.1 Distribution Form.

(a) A Participant may elect to have amounts deferred under the Plan (and earnings thereon) distributed in a lump sum payment or in annual installments over a period ranging from three (3) to fifteen (15) years.

(b) A Participant must specify the form in which a deferred amount (and earnings thereon) will be distributed at the time of making the initial deferral election under Section 5.1.

(c) Notwithstanding the distribution form elected under subsection (a), if a Participant’s Account balance is less than $50,000 at the time a portion of the Account is to be distributed, the portion shall be distributed in a lump sum payment at such time.

(d) Distribution of a Participant’s Account balance shall be made in cash.

6.2 Distribution Time.

(a) A Participant may elect to have distribution of a deferred amount (and earnings thereon) commence as of the following dates:

(i) A specified time (a particular month and year); or

(ii) Upon the Participant’s Retirement.

(b) A Participant must specify the date on which distributions will commence at the time of making the initial deferral election under Section 5.1.

(c) If a Participant elects to have a deferred amount distributed as of a specified time, the specified time must be at least twelve (12) months after the date on which the final payment of the deferred amount would have been made to the Participant absent deferral.

6.3 Distribution Upon Retirement / Separation From Service.

(a) If a Participant reaches Retirement, the distribution election under Section 6.2(a) will commence as follows:

(i) If the Participant elected commencement upon Retirement, the distribution will commence in the month following Retirement.

(ii) If the Participant elected commencement upon a specified time, the distribution will commence in the specified month and year.

(b) Notwithstanding a Participant’s elections under Sections 6.1 and 6.2, upon a Participant’s Separation from Service prior to reaching Retirement Age, his Account balance shall be distributed in an immediate lump sum payment in the month following the Separation from Service.

(c) Except as otherwise permitted under IRS guidance, if a distribution is to be made upon the Separation from Service of a Key Employee, distribution may not be made before the date which is six months after the date of the Key Employee’s Separation from Service (or, if earlier, the date of death of the Key Employee). Any payments that would otherwise be made during this six-month period shall be paid in accordance with the elected distribution method in the seventh month following Separation from Service.

6.4 Distribution Upon Disability. Notwithstanding a Participant’s elections under Sections 6.1 and 6.2, if a Participant becomes Disabled prior to attaining Retirement Age while employed with the Company or an Affiliate, his Account balance shall be distributed in an immediate lump sum payment in the month following the date the Participant becomes Disabled.

6.5 Distributions Upon Death.

(a) Notwithstanding a Participant’s elections under Sections 6.1 and 6.2, if a Participant dies prior to attaining Retirement Age while employed with the Company or an Affiliate, his Account balance shall be distributed to the Participant’s beneficiary in an immediate single lump sum payment in the month following the date of the Participant’s death.

(b) A Participant shall designate his beneficiary prior to death in accordance with procedures established by the Plan Administrator. If a Participant has not properly designated a beneficiary or if no designated beneficiary is living on the date of distribution, such amount shall be distributed to the Participant’s beneficiary designated under the 401(k) Plan, or if no designated beneficiary under the 401(k) Plan is living, in accordance with the default provisions under the 401(k)Plan.

(c) For purposes of determining the proper death beneficiary under this Plan, this Plan shall not be interpreted as preempting applicable state law regarding the ownership rights of Accounts upon a Participant’s death. For example, although this Plan states that upon a Participant’s death, Account balances will be paid to his beneficiary, the personal representative will be obligated to pay any benefits owed to a spouse or otherwise as a result of any applicable community property laws.

6.6 Withdrawals for Unforeseeable Emergency. A Participant may withdraw all or any portion of his Account balance for an Unforeseeable Emergency. The amounts distributed with respect to an Unforeseeable Emergency may not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Plan. “Unforeseeable Emergency” means for this purpose a severe financial hardship to a Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

Except as otherwise permitted under IRS guidance, a Participant shall be required to take any available hardship withdrawals from the 401(k) Plan before being eligible to receive a withdrawal under this section.

6.7 Changes in Time or Form of Distribution. A Participant may make one or more subsequent elections to change the time or form of a distribution to be made as of a specified time or upon the occurrence of a distributable event for a deferred amount, but such an election will be effective only if the following conditions are satisfied:

(a) The election may not take effect until at least twelve (12) months after the date on which the election is made;

(b) A distribution may not be made earlier than at least five (5) years from the date the distribution would have otherwise been made;

(c) In the case of an election to change the time and form of a distribution payable as of a specified time, the election must be made at least twelve (12) months before the date of the first scheduled distribution;

(d) The election may not result in an impermissible acceleration of payment prohibited under Code section 409A; and

(e) The election may not be made in December.

6.8 Pre-2005 Deferrals. Notwithstanding the foregoing, Appendix B governs the distribution of amounts that were earned and vested (within the meaning of Code section 409A and regulations thereunder) under the Plan prior to 2005 (and earnings thereon) and are exempt from the requirements of Code section 409A.

7. Administration.

7.1 General Administration. The Plan Administrator shall be responsible for the operation and administration of the Plan and for carrying out the provisions hereof. The Plan Administrator shall have the full authority and discretion to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions, including interpretations of this Plan, as may arise in connection with this Plan. Except as otherwise provided in Section 7.2, any such action taken by the Plan Administrator shall be final and conclusive on any party. To the extent the Plan Administrator has been granted discretionary authority under the Plan, the Plan Administrator’s prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter. The Plan Administrator shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Company with respect to the Plan. The Plan Administrator may, from time to time, employ agents and delegate to such agents, including the VP-HR or other employees of the Company, such administrative duties as it sees fit.

7.2 Claims for Benefits.

(a) Filing a Claim. A Participant or his authorized representative may file a claim for benefits under the Plan. Any claim must be in writing and submitted to the VP – HR at such address as may be specified from time to time. Claimants will be notified in writing of approved claims, which will be processed as claimed. A claim is considered approved only if its approval is communicated in writing to a claimant.

(b) Denial of Claim. In the case of the denial of a claim respecting benefits paid or payable with respect to a Participant, a written notice will be furnished to the claimant within 90 days of the date on which the claim is received by the VP – HR. If special circumstances (such as for a hearing) require a longer period, the claimant will be notified in writing, prior to the expiration of the 90-day period, of the reasons for an extension of time; provided, however, that no extensions will be permitted beyond 90 days after the expiration of the initial 90-day period.

(c) Reasons for Denial. A denial or partial denial of a claim will be dated and signed by the VP – HR and will clearly set forth:

(i)	the specific reason or reasons for the denial;

(ii)	specific reference to pertinent Plan provisions on which the denial is based;

(iii)	a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(iv)	an explanation of the procedure for review of the denied or partially denied claim set forth below, including the claimant’s right to bring a civil action under ERISA section 502(a) following an adverse benefit determination on review.

(d) Review of Denial. Upon denial of a claim, in whole or in part, a claimant or his duly authorized representative will have the right to submit a written request to the VP – HR for a full and fair review of the denied claim by filing a written notice of appeal with the VP – HR within 60 days of the receipt by the claimant of written notice of the denial of the claim. A claimant or the claimant’s authorized representative will have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits and may submit issues and comments in writing. The review will take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

If the claimant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the claimant precluded from reasserting it. If the claimant does file a request for review, his request must include a description of the issues and evidence he deems relevant. Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

(e) Decision Upon Review. The VP – HR will provide a prompt written decision on review. If the claim is denied on review, the decision shall set forth:

(i)	the specific reason or reasons for the adverse determination;

(ii)	specific reference to pertinent Plan provisions on which the adverse determination is based;

(iii)	a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; and

(iv)	a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, as well as a statement of the claimant’s right to bring an action under ERISA section 502(a).

A decision will be rendered no more than 60 days after the VP – HR’s receipt of the request for review, except that such period may be extended for an additional 60 days if the VP – HR determines that special circumstances (such as for a hearing) require such extension. If an extension of time is required, written notice of the extension will be furnished to the claimant before the end of the initial 60-day period.

(f) Finality of Determinations; Exhaustion of Remedies. To the extent permitted by law, decisions reached under the claims procedures set forth in this Section shall be final and binding on all parties. No legal action for benefits under the Plan shall be brought unless and until the claimant has exhausted his remedies under this Section. In any such legal action, the claimant may only present evidence and theories which the claimant presented during the claims procedure. Any claims which the claimant does not in good faith pursue through the review stage of the procedure shall be treated as having been irrevocably waived. Judicial review of a claimant’s denied claim shall be limited to a determination of whether the denial was an abuse of discretion based on the evidence and theories the claimant presented during the claims procedure. Any suit or legal action initiated by a claimant under the Plan must be brought by the claimant no later than one year following a final decision on the claim for benefits by the VP – HR. The one-year limitation on suits for benefits will apply in any forum where a claimant initiates such suit or legal action.

(g) Disability Claims. Claims for disability benefits shall be determined under the DOL Regulation section 2560.503-1 which are hereby incorporated by reference.

8. Amendment and Termination.

8.1 Amendment or Termination. The Company reserves the right to amend or terminate the Plan when, in the sole discretion of the Company, such amendment or termination is advisable, pursuant to a resolution or other action taken by the Board or the Compensation Committee of the Board, provided that the Board or Compensation Committee of the Board may delegate the authority to amend the Plan to the VP – HR from time to time.

Notwithstanding the foregoing, no amendment of the Plan shall apply to amounts that were earned and vested (within the meaning of Code section 409A and regulations thereunder) under the Plan prior to 2005, unless the amendment specifically provides that it applies to such amounts. The purpose of this restriction is to prevent a Plan amendment from resulting in an inadvertent “material modification” to amounts that are “grandfathered” and exempt from the requirements of Code section 409A.

8.2 Effect of Amendment or Termination. No amendment or termination of the Plan shall decrease the amounts credited to a Participant’s Account as of such amendment or termination. Upon termination of the Plan, Participants’ Account balances shall be distributed in accordance with Sections 6.1 through 6.8, unless the Company determines in its sole discretion that all such amounts shall be distributed upon termination in accordance with the requirements under Code section 409A.

8.3 Constructive Receipt Termination. If amounts deferred under the Plan must be included in income under Code section 409A prior to the scheduled distribution of such amounts, distribution of such amount shall be made to Participants.

9. General Provisions

9.1 Rights Unsecured. The right of a Participant or his beneficiary to receive a distribution hereunder shall be an unsecured claim against the general assets of the Company, and neither the Participant nor his beneficiary shall have any rights in or against any amount credited to any Account or any other assets of the Company. The Plan at all times shall be considered entirely unfunded for tax purposes. Any funds set aside by the Company for the purpose of meeting its obligations under the Plan, including any amounts held by a trustee, shall continue for all purposes to be part of the general assets of the Company and shall be available to its general creditors in the event of the Company’s bankruptcy or insolvency. The Company’s obligation under this Plan shall be that of an unfunded and unsecured promise to pay money in the future.

9.2 No Right to Eligible Income. Nothing in this Plan shall be construed to give any Eligible Employee any right to be granted Eligible Income or any other type of compensation.

9.3 No Enlargement of Rights. No Participant or beneficiary shall have any right to receive a distribution under the Plan except in accordance with the terms of the Plan. Establishment of the Plan shall not be construed to give any Participant the right to continue to be employed by or provide services to the Company or its affiliates or to employment that is not terminable at will.

9.4 No Guarantee of Benefits. Nothing contained in the Plan shall constitute a guarantee by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefits hereunder.

9.5 Nonalienation of Benefits. This Plan inures to the benefit of and is binding upon the parties hereto and their successors, heirs and assigns; provided, however, that the amounts credited to a Participant’s Account are not, except as provided in Section 9.6, subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to any benefits payable hereunder, will be null and void and not binding on the Plan or the Company.

9.6 Taxes. In addition to its rights under section 5.5, the Company or other payor may withhold from a benefit payment under the Plan or a Participant’s wages any federal, state, or local taxes required by law to be withheld with respect to a payment or accrual under the Plan, and shall report such payments and other Plan-related information to the appropriate governmental agencies as required under applicable law.

9.7 Participant’s Cooperation. The Participant shall cooperate with the Company by furnishing any and all information requested by the Plan Administrator in order to facilitate the payment of benefits hereunder, taking such physical examinations as the Plan Administrator may deem necessary and taking such other actions as may be requested by the Plan Administrator. If the Participant refuses to cooperate, the Company shall have no further obligation to the Participant under the Plan.

9.8 Incapacity of Recipient. If any person entitled to a distribution under the Plan is deemed by the Plan Administrator to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until a claim for such payment shall have been made by a duly appointed guardian or other legal representative of such person, the Plan Administrator may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Company and the Plan with respect to the payment.

9.9 Legally Binding. In the event of any consolidation, merger, acquisition or reorganization, the obligations of the Company under this Plan shall continue and be binding on the Company and its successors or assigns. The rights, privileges, benefits and obligations under the Plan are intended to be legal obligations of the Company and binding upon the Company, its successors and assigns.

9.10 Unclaimed Benefits. Each Participant shall keep the Plan Administrator informed of his current address and the current address of his designated beneficiary. The Plan Administrator shall not be obligated to search for the whereabouts of any person if the location of a person is not made known to the Plan Administrator.

9.11 Severability. In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted.

9.12 Words and Headings. Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings used herein are included for ease of reference only, and are not to be construed so as to alter the terms hereof.

9.13 Applicable Law and Venue. To the extent not preempted by federal law, the Plan shall be governed by the laws of the State of Washington. In the event the Company or any Participant (or beneficiary) initiates litigation related to this Plan, the venue for such action will be in King County, Washington.

9.14 Waiver of Breach. The waiver by the Company of any breach of any provision of the Plan by the Participant shall not operate or be construed as a waiver of any subsequent breach by the Participant.

9.15 Notice. Any notice or filing required or permitted to be given to the Plan Administrator under the Plan shall be sufficient if in writing and hand-delivered, or sent by first class mail to the principal office of the Company, directed to the attention of the Plan Administrator. Such notice shall be deemed given as of the date of delivery, or, if delivery is made by mail, as of the date shown on the postmark.

9.16 Attorneys’ Fees and Costs. In the event that a dispute regarding benefits arises between the Company or Plan Administrator and a Participant (or beneficiary) and such dispute is resolved through arbitration or litigation in court, the prevailing party(ies) shall be entitled to their reasonable attorneys’ fees and costs incurred in such action.

The Company has caused this restated Plan to be duly adopted and executed on this 15th day of November, 2005.

/s/ Lisa Brummel
Lisa Brummel
Corporate Vice President-Human Resources

APPENDIX A

DESIGNATED SUBSIDIARIES

(As of January 1, 2006)

1429: Microsoft Licensing, GP

1495: Microsoft Capital Corporation

1500: Microsoft Business Solutions Corporation

1502: FRx Software Corporation

APPENDIX B

GRANDFATHERED AMOUNTS

Distribution of amounts that were earned and vested (within the meaning of Code section 409A and regulations thereunder) under the Plan prior to 2005 (and earnings thereon) and are exempt from the requirements of Code section 409A shall be made in accordance with the Plan terms as in effect on December 31, 2004 and as summarized in this Appendix B.

B.1 Timing. As soon as practicable following the final day of the Deferral Period for a specific deferral, the Company will distribute to the Participant (or in the case of the Participant’s death, his estate), all proceeds in the Participant’s Deferred Bonus Account and will issue to the Participant (or in the event of the Participant’s death, the personal representative or beneficiaries of his estate) shares of Stock credited to the Participant’s Deferred Stock Option Gain Account, that are attributed to that deferral. With respect to a specific deferral, the final day of the Deferral Period shall be the earliest of the last day of the Deferral Period selected by the Participant or the date he has a Termination of Employment. Upon Termination of Employment, a Participant will have the same rights with respect to an unexercised Option that he would have if he had not elected to defer the Stock Option Gain relating to that Option. The portion of a Participant’s Accounts that can be attributed to a specific deferral shall be determined in the sole discretion of the Plan Administrator.

B.2 Extension of Deferral Period. On a one-time basis with respect to each deferral, a Participant may elect in accordance with procedures established by the Plan Administrator to extend the Deferral Period for a Bonus or Stock Option Gain for an additional five (5), seven (7), or ten (10) years, provided that such extension is elected in the calendar year prior, and at least six (6) months prior, to the expiration of the initial Deferral Period and the Participant is an Eligible Executive at the time he makes the election to extend the Deferral Period.

B.3 Disability. In the event of a Participant’s Disability and upon application by such Participant, the Plan Administrator may determine that payment of all, or part, of such Participant’s Accounts shall be made in a different manner, or on an earlier date than the time or times specified in Section B.1 above, but only to the extent determined by the Plan Administrator to be reasonably required to satisfy the Participant’s need.

B.4 Investment of Accounts. Notwithstanding Section 5.4, a Participant shall not have the right to select among Investment Options for amounts credited to the Participant’s Deferred Stock Option Gain Account. Such amounts shall be treated as if invested in Stock at all times.

B.5 Definitions. For purposes of this Appendix B, the following terms shall have the meanings indicated below:

Bonus means the amount payable by the Company to an Eligible Employee as an individual performance bonus, executive bonus or any other bonus/incentive award that is approved by the Plan Administrator for deferral under the Plan.

Deferral Period means with respect to a specific deferral of a Bonus or Stock Option Gain, the period of five (5), seven (7), or ten (10) years from the date on which the corresponding Bonus would otherwise have been paid or the date the Option was scheduled to expire had it not been exercised; provided that, in the event of the Participant’s Termination of Employment, the Deferral Period shall end on the date of Termination of Employment.

Deferred Bonus Account means a bookkeeping account established for Bonuses deferred under the Plan.

Deferred Stock Option Gain Account means a bookkeeping account established for Stock Option Gains deferred under the Plan.

Disability means any long-term disability as defined under the Company’s long-term disability plan. The Plan Administrator, in its complete and sole discretion, shall determine a Participant’s Disability. The Plan Administrator may require that the Participant submit to an examination on an annual basis, at the expense of the Company, by a competent physician or medical clinic selected by the Plan Administrator to assist in the determination of Disability. On the basis of such medical evidence, the determination of the Plan Administrator as to whether or not a condition of Disability exists or continues shall be conclusive.

Eligible Executive means a full-time employee of the Company who is (i) an elected officer of the Company, (ii) at the level of Vice President or above, (iii) at Level 16 or above on the Company’s salary range, and (iv) working within the United States of America. In addition, the Compensation Committee of the Board may, in its discretion, extend coverage to persons who are selected by the Committee and who either (y) meet all of the foregoing requirements except that they are working outside of the United States of America, or (z) are officers of a subsidiary of the Company.

Mature Shares means shares of the Company’s Stock delivered by a Participant in payment of the exercise price of an Option; provided that Mature Shares shall not include any shares of the Company’s Stock that may be received upon exercise of such Option, nor Stock that the Participant purchased pursuant to a prior stock option exercise which occurred less than six months prior to the exercise of such Option.

Option shall mean one or more non-qualified stock options, issued to a Participant under any stock option plan of the Company, with respect to which the Participant has elected to defer the Stock Option Gain. Option shall not include any rights under the Company’s Employee Stock Purchase Plan.

Stock - means Microsoft Corporation common stock.

Stock Option Gain means the number of shares underlying an Option minus the number of Mature Shares required to pay the exercise price for those shares. For example, if a Participant elects to defer the gain on 100 shares and is required to deliver 10 shares of Stock as payment for the exercise price on the 100 shares, the Stock Option Gain will be 90 shares.

Termination of Employment means the termination of the Participant’s employment relationship with the Company for any reason including, without limitation, involuntary termination with or without cause, voluntary termination, disability, death, or retirement.